SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, Colorado 80111

Telephone: 1-303 292-3883

Facsimile: 1-303 296-8880

hfs@schlueterintl.com

September 11, 2023

VIA EDGAR

Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Fenbo Holdings Limited
Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Fenbo Holdings Limited (the “Company”), a foreign private issuer organized under the laws of the Cayman Islands, we are hereby filing a registration statement on Form F-1 (the “Registration Statement”), which is being filed via EDGAR simultaneously with this transmittal letter. The Registration Statement relates to the planned initial public offering of the Company’s ordinary shares, $0.0001 par value. Certain additional exhibits to the Registration Statement will be submitted in subsequent filings.

The Company previously submitted a draft registration statement on a confidential basis in accordance with Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”) and has been advised by the Staff that they have no further comments to the draft registration statement. Attached is a red lined or marked copy of the Registration Statement to show certain revisions that have been made since the last confidential submission. The Company confirms that the date on which the Company first conducts a road show for its proposed initial public offering will occur no sooner than 15 days after this filing.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to this filing, please do not hesitate to contact me at (303) 868-3382 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 907-4842 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Dominic Chan of Centurion ZD CPA & Co. at +852 2126 2388 (email: dominic@czdcpa.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	Fenbo Holdings Limited
EF Hutton, division of Benchmark Investments, LLC
Sichenzia Ross Ference LLP
Centurion ZD CPA & Co.